

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Hyster-Yale Materials Handling, Inc.
5875 Landerbrook Drive, Suite 300
Cleveland, Ohio 44124

> **Re: Hyster-Yale Materials Handling, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 5, 2013**
> **File No. 333-192098**

Dear Mr. Bittenbender:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3 given that this transaction appears to entail the purchase of shares of Class B common stock by one or more affiliates of Hyster-Yale, and any such purchases may have a reasonable likelihood of causing Hyster-Yale's Class B common stock, which is registered pursuant to Exchange Act Section 12(g), to become eligible for termination of registration or suspension of reporting under the Exchange Act, if all 935,410 shares of Class B common stock are exchanged. In your response, please address the following considerations:

- Tell us whether this transaction constitutes a purchase of the Class B shares "for value," within the meaning of Exchange Rule 13e-3(a)(2) and −(a)(3)(i)(A). In this regard, we note that the tax opinion of Jones Day assumes that the fair market value of the Class A common stock to be received in any exchange and the fair market value of the Class B common stock to be delivered in any exchange will be approximately equal in value, thereby implying an exchange for value.

- Tell us whether any of the selling stockholders are affiliates of Hyster-Yale. See Exchange Act Rule 13e-3(a)(1). It appears that Alfred M. Rankin, Jr. is an affiliate insofar as he is Hyster-Yale's Chairman and Chief Executive Officer.

- Tell us whether this transaction could cause the Class B common stock to become eligible for termination of registration or suspension of reporting under the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Thomas C. Daniels
Jones Day